EXHIBIT 12

KENTUCKY POWER COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1998	1999	2000	2001	2002	9/30/03
Fixed Charges:
Interest on First Mortgage Bonds	$13,936	$12,712	$9,503	$6,178	$2,206	$ --
Interest on Other Long-term Debt	12,188	13,525	16,367	18,300	23,429	26,508
Interest on Short-term Debt	2,455	2,552	3,295	2,329	1,751	1,364
Miscellaneous Interest Charges	634	869	2,523	1,059	1,084	1,751
Estimated Interest Element in Lease Rentals	1,500	1,200	1,700	1,200	1,000	1,000

Total Fixed Charges	$30,713	$30,858	$33,388	$29,066	$29,470	$30,623

Earnings:
Net Income Before Cumulative Effect
of Accounting Change	$21,676	$25,430	$20,763	$21,565	$20,567	$20,698
Plus Federal Income Taxes	9,785	12,993	17,884	9,553	9,235	7,961
Plus State Income Taxes	2,096	2,784	2,457	489	1,627	1,678
Plus Fixed Charges (as above)	30,713	30,858	33,388	29,066	29,470	30,623

Total Earnings	$64,270	$72,065	$74,492	$60,673	$60,899	$60,960

Ratio of Earnings to Fixed Charges	2.09	2.33	2.23	2.08	2.06	1.99